Lumenis Ltd.
Yokneam Industrial Park
P.O.B. 240
Yokneam 20692, Israel
Tel. +972.4.959.9000
Fax. +972.4.959.9050
www.lumenis.com

January 20, 2009

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303
Attn: Kate Tillan, Assistant Chief Accountant

Re:	Lumenis Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed June 25, 2008
File No. 000-27572

Dear Ladies and Gentlemen:

        On behalf of Lumenis Ltd. (the “Company” or “we”), following are our responses to the comment letter dated December 10, 2008 (the “Comment Letter”) received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 20-F for the year ended December 31, 2007 (the “Form 20-F”).

        For your convenience, the Staff’s comments have been restated below in their entirety, with the responses to a particular comment set forth immediately under the comment or comments.

        For your further convenience, attached as Annex A to this letter is a blackline copy of Amendment No. 2 to the Form 20-F that was filed today.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 5. Operating and Financial Review and Prospects, page 47

A. Operating Results, page 47

Critical Accounting Policies and Estimates, page 47

1.	Comment: In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please consider disclosing the following:

—	The reporting unit level at which you test goodwill for impairment and your basis for that determination.

—	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

—	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

—	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

—	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response: As partially set forth in our response to Comment 8, below, we have developed and utilize a comprehensive methodology for evaluating, testing and reporting goodwill. We will include additional disclosure in this regard in future filings.

Relating specifically to issues raised in the Staff’s Comment above, we note as follows:

—	Reporting Units and Their Determination: – For purposes of impairment testing of goodwill in 2007 (as well as in the preceding three years), we identified four reporting units. The four reporting units represent the four geographic regions in which we operate, namely: (i) the Americas; (ii) Europe; (iii) China-Asia Pacific (“China/APAC”); and (iv) Japan. The basis for our determination that such four geographic units were the appropriate reporting units to use for goodwill impairment testing was the guidance and criteria outlined in paragraph 30 of SFAS 142 and EITF D-101 “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142.”

—	Valuation Methodologies: For purposes of performing Step One of the SFAS 142 impairment test, we estimated the Business Enterprise Value (“BEV”) of each of our four Reporting Units using the Income Approach in the form of a discounted cash flow (“DCF”) analysis. In deriving the BEV of each Reporting Unit, management prepared projections it deemed reasonable of expected revenue, expenses, and reinvestment requirements to derive estimates of projected future cash flows. The expected cash flows were then discounted to the present using an appropriate discount rate and summed to derive the indicated BEV of each Reporting Unit.

In addition, the Market Approach, which indicates the fair value of a business based on a comparison of the subject company to comparable/guideline publicly traded companies and/or transactions in its industry, was utilized to corroborate the overall value for the Reporting Units.

—	Material Assumptions: A number of assumptions were made in the application of the DCF methodology including estimates used in deriving the projected cash flows such as revenue growth rates, expense growth rates, expected profit margins, required working capital levels (and expected investments in working capital), capital expenditure levels, and expected depreciation levels. Other key assumptions that were incorporated in the analysis included discount rate (14% to 15%) and long-term growth rate (3%) assumptions.

—	There were no significant differences in the methodology utilized in the SFAS 142 analysis in 2007 as compared to 2006.

Controls and Procedures, page 96

2.	Comment: It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file and filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following document helpful:

—	The Commission's release Amendments to Rules regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at:
http://www.sec.gov/rules/final2007/33-8809.pdf;

—	The Commission’s release Commission Guidance Regarding Management’s Reports on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
http://sec.gov/rules/interp/2007/33-8810.pdf; and

—	The “Sarbanes-Oxley Section 404 – A Guide for a Small Business” brochure at (http://www.sec.gov/info/corpfin/smallbus/404guide.shtm.)

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: Our management completed its assessment of our internal controls over financial reporting (“ICFR”) as of December 31, 2007 and, as required, reported on its assessment in Item 15T of the Form 20-F. The procedures the Company followed, in accordance with applicable rules and guidance issued by the Commission, were described in the third paragraph of Item 15T(b). We regret any lack of clarity that may have resulted from our attempt to describe the procedures the Company had originally hoped to follow and the procedures it actually did follow in performing its assessment, but confirm that the requisite assessment of ICFR was completed. Accordingly, we have amended our filing to clarify that we completed our assessment of ICFR as of December 31, 2007. Provided herewith, as Annex A to this letter, is the text of Amendment 2 to our Form 20-F, which incorporates the changes to Item 15T, and is marked to show the changes from the previous text.

Consolidated Financial Statements, page F-2

Report of Independent Registered Public Accounting Firm, page F-2

3.	Comment: We note that the audit opinion of Ziv Haft on your December 31, 2007, 2006 and 2005 financial statement is dated June 25, 2007. We similarly note that the audit opinion of Blick Rothenberg on the financial statements of Lumenis (UK) Limited for these same periods is dated June 25, 2007. As such, both reports are dated prior to the end of the last period presented in the financial statements. Please amend your Form 20-F to include audit reports that are correctly dated, which would generally be the date of completion of the auditor’s field work. See AU 530.01.

Response: The dates appearing on the audit reports of Ziv Haft and Blick Rothenberg were typographical errors and should, in both instances, have read “June 25, 2008". We have amended our Form 20-F to include the corrected audit reports, as set forth in Annex A.

4.	Comment: We note the statement in the second paragraph of the audit report of Ziv Haft indicating that they “did not audit the financial statements of certain subsidiaries.” However, you have only included a report from Blick Rothenberg opining on the financial statements of Lumenis (UK) Limited – i.e., one subsidiary, Please note that if an audit report required to be filed with the Commission includes reference to another accountant’s report, the separate report of the other accountant must also be included in the filing. Please have your auditors, Ziv Haft, revise their report to eliminate any confusion or tell us the names of the ‘certain subsidiaries’ to which they refer in their report and discuss the extent to which those subsidiaries are part of Lumenis (UK) Limited. Otherwise, please include all reports required in the filing. See Rule 2-05 of Regulation S-X.

Response: The audit report of Ziv Haft should in fact have referred only to “a subsidiary” (i.e., Lumenis (U.K.) Limited) and not “certain subsidiaries.” The audit report of Ziv Haft has been revised accordingly and the revised text thereof, marked to show changes, is set forth in Annex A.

5.	Comment: We note that the audit report of Blick Rothenberg on the financial statements of Lumenis (UK) Limited only opines on the balance sheet as of December 31, 2007 and 2006 and the profit and loss account for each of the years in the three-year period ended December 31, 2007. However, the audit report of Ziv Haft indicates that the financial statements of those subsidiaries were audited by another auditor and appears to place reliance on the work of that auditor for the audit of the subsidiaries’ balance sheets as of December 31, 2007 and 2006 and the statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. Please have your auditors include reports that when read together will reflect the audit of the complete set of audited by each auditor, and that clearly disclose the level of responsibility taken by each auditor. See AU 543.

Response: In order for Ziv Haft to audit the consolidated cash flows statements and shareholders’ equity statements of the Company, it received the information needed regarding the said statements from the Company and its subsidiary, which enabled it to perform audit procedures and provide its opinion on those consolidated statements. Accordingly, the audit report of Ziv Haft has been revised to clarify that Ziv Haft relied upon the audit report of the auditor of the subsidiary, Lumenis (UK) Limited, solely with regard to the balance sheet and the profit and loss account of such subsidiary and not with regard to the preparation of the Company’s consolidated statements of changes in shareholders’ equity and cash flows. The revised text of the audit report of Ziv Haft, marked to show these changes, is set forth in Annex A.

Consolidated Statements of Cash Flows, page F-6

6.	Comment: We note the item ‘interest payments on bank debt in accordance with SFAS 15 Accounting for Troubled Debt Restructurings’ in 2007 of $8,519,000. Please tell us why you reflect a ‘payment’ of interest as an adjustment to reconcile net loss to net cash used in operating activities. Please tell us the nature of this item and how you determined the amount thereof. Reconcile this with your disclosure of cash paid for interest during the year of $8,519,000 at the bottom of page F-6.

Response: We have treated the restructuring of the bank debt as a “troubled debt restructuring” in accordance with SFAS 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

During the year ended December 31, 2007, we paid $8,519,000 in respect of interest payments on the bank debt. Pursuant to paragraph 17 of SFAS 15, “[i]f, however, the total future cash payments specified by the new terms of a payable, including both payments designated as interest and those designated as face amount, are less than the carrying amount of the payable, the debtor shall reduce the carrying amount to an amount equal to the total future cash payments specified by the new terms and shall recognize a gain on restructuring of payables equal to the amount of the reduction. Thereafter, all cash payments under the terms of the payable shall be accounted for as reductions of the carrying amount of the payable, and no interest expense shall be recognized on the payable for any period between the restructuring and maturity of the payable.” Pursuant to such paragraph 17, we recorded the interest payment as a reduction in the carrying amount of the bank debt: accordingly no interest expense was recorded with respect thereto in our Statements of Operations.

We have accounted for the interest payments under the bank debt as an operating activity in our Consolidated Statements of Cash Flows for the year ended December 31, 2007 pursuant to paragraph 23 of SFAS 95 “Statement of Cash Flows,” which states that cash outflows from operating activities include, among other things, “cash payments to lenders and other creditors for interest.”

The said payments of $8,519,000 consisted solely of interest payments on the said bank debt, and did not include any repayment of principal of the said debt.

Pursuant to paragraph 27(e) of SFAS 95, we have disclosed the $8,519,000 cash interest payment to the bank as a separate line item in our Consolidated Statements of Cash Flows for the year ended December 31, 2007.

7.	Comment: Please tell us the nature of the ‘Amounts carried to other long term assets’ and explain why you classified these amounts as part of investing activities.

Response: The “amounts carried to other long term assets” in our Consolidated Statements of Cash Flows for the year ended December 31, 2007 represent third parties’ deposits, primarily vendor deposits paid to suppliers and customs deposits.

Pursuant to SFAS 95 “Statement of Cash Flows,” we acknowledge that such deposits should have been treated as cash flows from operating activities instead of cash flows from investing activities. Since those amounts, $434 thousand, $(166 thousand) and $72 thousand for 2007, 2006 and 2005, respectively, are immaterial and do not change any trend in total cash flow from operating activities nor from investing activities, we will reclassify these amounts as operating activities for all periods presented in our future filings.

Note 3, Financial Statements Presentation & Significant Accounting Policies, page F-8

j. Goodwill and other tangible assets, page F-10

8.	Comment: We note that goodwill as of December 31, 2007 represents approximately 27% of your total assets. Given the significance of your goodwill, please tell us and in future filings disclose how you perform the second step of your goodwill impairment test to determine the amount of any impairment under paragraphs 19-22 of SFAS 142. And discuss the significant events or circumstances that would cause you to test goodwill of a reporting unit for impairment between annual tests under paragraph 28 of SFAS 142.

Response: In accordance with SFAS 142, our goodwill impairment test is a two-step process. Under the first step of our impairment test, we determine whether impairment of goodwill exists. SFAS 142 states that an indication of impairment is determined by estimating the fair value of a reporting unit and comparing that value to the reporting unit’s carrying value (or book value). If the fair value exceeds the carrying amount of the reporting unit, goodwill of the reporting unit is not considered impaired, and accordingly the second step of the impairment test is not necessary. If the fair value of the reporting unit is less than the carrying amount, the second step of the impairment test is required to measure the amount of impairment, if any.

Our annual goodwill impairment test is performed as of December 31 of each year with the assistance of an external third party consultant. This test includes consideration of our determination that we have four reporting units. The 2007 annual goodwill impairment test concluded that the fair value of each of our reporting units was greater than its respective carrying value. Accordingly, it was concluded that there was no indication of impairment under the first step of SFAS 142, and no second step was required.

On a periodic basis, we evaluate the significant events or circumstances that would cause us to test goodwill of a reporting unit for impairment between our annual tests. The criteria for such evaluation are pursuant to paragraph 28 of SFAS 142 and include, among others, the following:

—	A significant adverse change in legal factors or in the business climate.

—	An adverse action or assessment by a regulator.

—	Unanticipated competition.

—	A loss of key personnel.

—	A more likely than not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of.

—	The testing for recoverability under SFAS 144 of a significant asset group within a reporting unit.

During the year ended December 31, 2007, none of the said criteria were met and accordingly our annual impairment test for goodwill was performed on December 31, 2007.

As indicated in our response to Comment 1 above, in our future filings we will expand our disclosure with respect to our testing of goodwill for impairment.

k. Revenue recognition, page F-11

9.	Comment: You disclose that “(t)he timing of revenue recognition….varies from shipment to delivery to the customer depending on the individual transaction.” Please tell us and disclose in future filings how you determine whether revenue is recognized upon shipment versus upon delivery.

Response: We advise the Staff, supplementally, that the primary determinant of whether revenue is recognized upon shipment or delivery is based upon the specific shipping terms of a given transaction, as stipulated in the agreement with each customer and in accordance with the revenue recognition criteria outlined in SAB 104 “Revenue Recognition in Financial Statements,” For example, when the shipping terms of a transaction are “EXW” (as per INCO Terms 2000), revenue will generally be recognized upon pick up by the designated first common carrier (assuming all other relevant revenue recognition criteria have been met). Similarly, when the shipping terms are “DDP” (as per INCO Terms 2000), revenue will generally be recognized upon delivery of the goods to the customer (again assuming other relevant revenue recognition criteria have been met).

We will provide additional disclosure with respect to this matter in future filings.

10.	Comment: You disclose that “(d)eferrred revenue includes the fair value of unearned amounts of service contracts and other elements of revenue where the criteria for revenue recognition have not been met.” Please tell us and clarify in future filings the nature of these ‘other elements of revenue’ including why revenue was not recognized and circumstances under which it will be recognized.

Response:

The “other elements of revenue” referred to in our disclosure relates primarily to revenues deferred as a result of the following:

—	Acceptance Issues – In cases where specific acceptance provisions are included in an arrangement, revenue is deferred until such acceptance terms have been satisfied.

—	Delivery Issues – In cases where we have not completed delivery of goods in accordance with the agreed upon delivery terms or in accordance with the delivery criteria as defined in SAB 104 by the end of the period, revenue related to such arrangements are deferred until delivery has been achieved.

We will provide the requested additional disclosure with respect to this matter in future filings.

11.	Comment: You disclose that you have multiple-element arrangements. Please tell us and in future filings disclose the information required by paragraph 18 of EITF 00-21. Include a discussion of the contract elements permitting separate revenue recognition, and describe how they are distinguished. Explain how contract revenue is allocated among elements. And disclose when revenue is recognized for each element.

Response: We review the various types of sales transactions in which we engage to determine if we have multiple element arrangements and, if so, perform the necessary analysis to determine if such separate elements constitute separate units of accounting as defined in EITF 00-21. The primary type of transaction in which we engage for which this EITF is relevant pertains to orders from customers of our systems in which the sales agreement includes multiple elements which are delivered at different points in time. Such elements may include some or all of the following:

–	products;

–	installation of systems and training; and

–	extended warranty contracts (most systems are sold with a standard one year warranty).

In accordance with paragraph 9 of EITF 00-21, our analysis to determine whether the above elements constitute separate units of accounting is based on whether the transaction meets all of the following criteria:

(1)	The delivered item(s) has value to the customer on a standalone basis. As our systems, accessories and parts are generally standard in nature and do not require customization for each user, we believe that these products can be resold on a standalone basis and this criteria is met.

(2)	There is objective and reliable evidence of the fair value of the undelivered item(s). With respect to system installation and training, we have concluded that we do not have objective evidence of fair value and have not met this criterion for separation of installation and training into a distinct unit of accounting. As a result, installation and training are deemed to be included in the same unit of accounting as our systems. With respect to extended warranty contracts, we periodically perform a detailed analysis of service contracts sold on a standalone basis similar to those sold as part of a bundled or multiple element arrangement. The objective of such analysis is to determine whether we can establish vendor specific objective evidence (“VSOE”) of fair value for extended service contracts. When VSOE of fair value is established, the extended warranty element has met these criteria and can be considered a separate unit of accounting. Our conclusion is that we have reliable evidence of fair value of extended warranty contracts sold together with our systems and have met these criteria for separation with respect to such extended warranty contracts.

(3)	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. The Company does not have a general right of return in its arrangements. Nonetheless, we have determined that delivery or performance of the installation, training and extended warranty contract deliverables are within our control and are probable to be delivered in accordance with the terms of the arrangements. Further, we have a history of performing such installation, training and warranty services in accordance with the terms of such arrangements.

Based on the above analysis, in multiple element arrangements consisting of systems, installation and training and extended warranty contracts, revenue is recognized as follows:

System, Installation and Training – As noted above, these deliverables are considered a single unit of accounting. Revenue allocated to this unit of accounting is based on the residual method, (since we have not established fair value for the delivered items), in which we allocate the total price of the arrangement less the fair value of the accounting unit consisting of the extended warranty.

In determining when revenue associated with this unit of accounting, which may include a system, installation and training, should be recognized, we considered SAB 104 section A, 3 c., Questions 1, 2 and 3, which deal with the general issue of inconsequential and perfunctory performance obligations and their impact on the timing of revenue recognition and the specific question of when revenue can be recognized for a single unit of accounting that includes equipment and installation. In addressing this question, the Staff provides general guidance for consideration as well as specific examples of indicators that installation in such a transaction is not essential to the functionality of the equipment and which would obviate the need to defer revenue until installation has been performed. The specific examples provided in the aforementioned Question 3 and how they apply in our arrangements are as follows:

—	The equipment is a standard product. As discussed above, our systems are standard products which do not require customization for individual users.

—	Installation does not significantly alter the equipment’s capabilities. The installation and training processes for our systems is generally relatively short (up to a few hours) and does not consist of any customization or customer specific enhancements or changes to the product’s capabilities.

—	Other companies are available to perform the installation. Our assessment is that other companies are able to install our systems by following the user manual. In fact, in many parts of the world our machines are installed primarily by our various distributors. Similarly, with respect to the basic training performed, it should be noted that such training is general in nature, is not essential to the customer’s ability to use the systems and we provide user manuals, which make the use of such systems possible without training. Further, we believe that such training can be obtained from other vendors. In fact, in many instances we utilize outside vendors to provide such services to our customers.

In addition, Questions 1 and 2 provide for additional factors to be considered in determining whether performance obligations can be considered inconsequential or perfunctory. As such, we also considered the following additional factors in determining that installation and training are inconsequential and perfunctory relative to the system sold:

—	Our arrangements do not provide customers with rights to return or reject delivered products. Further, we do not have a history of granting partial or full refunds or other concessions to customers as a result of a delay in providing installation or training.

—	We have a history which demonstrates that installation and training is generally performed within a relatively short period of time after the system is delivered.

—	The cost of installation and training can be reliably estimated and is not significant relative to that of the system (average of approximately 2%)

—	The cost and time to perform installation and training does not vary significantly from one system to another.

—	We have adequately provided for the costs of installation and training not yet performed by the end of the period.

—	Payment terms are not linked to performance of installation and training.

Based on the above, we have concluded that our arrangements are generally consistent with the indicators suggesting that installation and training are not essential to the functionality of our systems. Accordingly, installation and training are considered inconsequential and perfunctory relative to the system and we recognize revenue for the system, installation and training upon delivery to the customer in accordance with the agreement delivery terms once all other revenue recognition criteria have been met and provide for installation and training costs as appropriate.

With respect to the extended warranty contract element that we have determined to be a separate unit of accounting, the fair value allocated to this unit is deferred and recognized on a pro-rata basis over the term of such contract.

Our future filings will include these additional requested disclosures.

Note 11. Bank Debt, page F-16

12.	Comment: With respect to the recapitalization, please tell us how you considered paragraph 19 of SFAS 15 in determining how you should account for the issuance of additional options and the modification of the terms of outstanding options.

Response: As stated above, we have treated the restructuring of the bank debt as a “troubled debt restructuring” in accordance with SFAS 15.

Pursuant to paragraphs 16 and 19 of SFAS 15, and as stated in Note 11 to our financial statements, the carrying amount of the bank debt (i.e., the outstanding bank debt prior to the restructuring of such debt) after deduction of the following resulted in a unrecognized gain of $4,370,000 for the year ended December 31, 2006 based on the following items included in such calculation:

a.	The total future payments of interest and principal of the bank debt;

b.	The fair value of the options granted to the bank; and

c.	The change in the fair value of the modified options granted to the bank.

However, in accordance with paragraph 18 of SFAS 15, due to the contingent bank fee of $7.5 million, and as stated in Note 11 to our financial statements for the year ended December 31, 2007, we did not recognize a gain on the restructured debt.

Pursuant to paragraph 19 of SFAS 15, “A troubled debt restructuring may involve partial settlement of a payable by the debtor’s transferring assets or granting an equity interest (or both) to the creditor and modification of terms of the remaining payable. A debtor shall account for a troubled debt restructuring involving a partial settlement and a modification of terms as prescribed in paragraphs 16-18 except that, first, assets transferred or an equity interest granted in that partial settlement shall be measured as prescribed in paragraphs 13 and 15, respectively, and the carrying amount of the payable shall be reduced by the total fair value of those assets or equity interest…".

As part of the restructuring of the bank debt, and as stated in Note 11 to our financial statements for the year ended December 31, 2007, we extended the expiration date, from February 2008 to December 2011, of the options to purchase 1,411,300 of our shares that had been given to the bank in and prior to 2003. In addition, options given to the bank to purchase 7,824,000 of our shares were re-priced from the original exercise price of $1.97 per share to an exercise price of $1.17 per share. The bank was also granted new options to purchase 176,300 of our shares at an exercise price of $1.17 per share, expiring in November 2013.

In accordance with the provisions of paragraph 19 of SFAS 15, we evaluated the fair value of the new options and the changes in the fair value of the modified options, which totaled approximately $3.55 million. The fair value of the new options and the changes in fair value of the modified options has been deducted from the carrying value of the bank debt as part of the calculation of the impact of the restructuring.

Note 14. Commitment and Contingent Liabilities, page F-19

13.	Comment: You disclose that “(e)xcept as noted below, there are no legal proceedings pending or threatened against the Company that management believes are likely to have a material adverse effect on the Company’s consolidated financial position.” Please tell us how you considered paragraphs 9-13 in determining your disclosures. In this regard, please tell us if you only consider materiality in terms of your statement of financial position.

Response: In responding to this comment, we referred to paragraphs 9-13 of SFAS 5 “Accounting for Contingencies.” Pursuant to paragraph 10 of SFAS 5, management intended to convey that, other than those legal proceedings disclosed in our filing, we are not aware of other outstanding or pending litigation for which there is a reasonable possibility that a material loss or an additional material loss may be incurred. In making this assessment, we considered materiality with respect to the potential effects of legal proceedings on our consolidated statement of operations as well as our consolidated balance sheet and consolidated statements of cash flows after considering all relevant quantitative and qualitative factors as addressed in SAB 99. We will revise our disclosure in future filings accordingly.

14.	Comment: Further, please tell us why the discussion under ‘Miscellaneous Lawsuits’ does not also address any material impacts to your cash flows.

Response: We confirm, supplementally, our belief that the miscellaneous lawsuit claims, individually and in the aggregate, are not likely to have a material adverse impact on our cash flows. We will revise our disclosure in future filings to include reference to the potential impact of such claims on our cash flows.

Note 17. Income Taxes. Page F-26

15.	Comment: We note that your deferred tax asset relating to your net operation loss carry forward decreased from $121,971,000 as of December 31, 2006 to $25,877,000 as of December 31, 2007. We similarly note that your valuation allowance decreased from $128,634,000 as of December 31, 2006 to $48,923,000 as of December 31, 2007. Please tell us why the amount changed between periods. Discuss how you considered paragraph 26 of SFAS 109 and FIN 48.

Response: The approximate $96 million decrease in our deferred tax assets in respect of the net operating losses carry forward during 2007 is comprised of the following:

—	Approximately $70 million in respect of the US – As stated in our financial statement for the year ended December 31, 2007 in Note 17e. (page F-27), as a result of issuance of additional shares in December 2006, we experienced a change in ownership. Consequently, during 2007, subsequent to the filing of our 2006 Form 20-F, a study of the impact of Internal Revenue Code (“IRC”) Section 382 was carried out on our behalf by a third party, and as a result of applying Section 382 to Lumenis’s fact pattern, none of the Company’s NOL’s can be utilized against taxable income for future taxable years (these net operating losses are essentially “lost”). Accordingly, we reduced our operating loss carry forwards which resulted in a reduction in the US deferred tax assets by approximately $40 million. We further reduced our US net operating loss carry forward due to an amendment to our 2001 tax return as well as our 2004-2006 tax returns, resulting in an additional decrease of approximately $30 million in our deferred tax assets;

—	Approximately $20 million in respect of Israel – As a result of further discussions held with the Israel Tax Authority (“ITA”) during 2007 regarding the tax assessment (described in Note 17c. of our consolidated financial statement for the year ended December 31, 2007 (page F-27)), we determined that the Lumenis Israel net operating loss carry forward incurred prior to January 1, 2004 (as discussed in Note 17e. of our consolidated financial statement for the year ended December 31, 2007 (page F-27)) did not meet the threshold of the “more likely than not” criteria of FIN 48. Accordingly, we recorded an unrecognized tax benefit that is directly related to the net operating losses incurred prior to January 1, 2004. This unrecognized tax benefit was presented as a reduction to the deferred tax assets of the net operating losses. As a result Lumenis Israel’s net operating loss carry forward and the associated deferred tax asset was reduced by approximately $20 million as of December 31, 2007; and

—	Approximately $6 million in respect of other subsidiaries – An additional decrease in our net operating loss carry forward resulted in a decrease of approximately $6 million in our deferred tax asset related to our other subsidiaries, which primarily reflects: (i) a loss of net operating loss carry forward as a result of the liquidation of a subsidiary and (ii) a utilization of net operating loss carry forward during the year ended December 31, 2007.

The decrease in valuation allowance during the year ended December 31, 2007 of approximately $80 million is primarily the result of (i) the elimination of $96 million of valuation allowance due to the decrease in the deferred tax asset in the US, Israel and other subsidiaries during 2007, as explained above, partially offset by (ii) a net increase in valuation allowance in an amount of $16 million corresponding to an increase in our other current and non-current deferred tax assets by such amount during 2007.

The valuation allowance was provided as it is more likely than not that the net operating losses will not be utilized in the near future. We have recorded the changes in the deferred tax asset and the associated valuation allowance to continuing operations pursuant to paragraph 26 of SFAS 109.

As requested in the Comment Letter, we acknowledge that:

—	we are responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	we may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, please contact me at 011-972-4-959-9333.

Sincerely, /s/ Aviram Steinhart —————————————— Aviram Steinhart Chief Financial Officer

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 2)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-27572

LUMENIS LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

P.O. Box 240, Yokneam 20692, Israel
(Address of principal executive offices)

William Weisel, General Counsel
Telephone number: 011 972 4 959 9356; E-mail address: bill.weisel@lumenis.com;
Facsimile number: 011 972 4 959 9355
Lumenis Ltd., P.O. Box 240, Yokneam 20692, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Ordinary Shares, Par Value NIS 0.1
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

1

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

        177,239,738 Ordinary Shares, NIS 0.1 par value, including 35,527 treasury shares, at December 31, 2007.

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

        If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

        Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

        If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

2

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 20-F (“Amendment No. 2”) is being filed by Lumenis Ltd. (the “Registrant”) for the sole purpose of addressing the following items in the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 25, 2008 (the “Annual Report”) and to file the exhibits relating thereto:

—	To clarify the Registrant’s disclosure in section (b) of Item 15T of the Annual Report and to confirm that management completed its assessment of internal control over financial reporting.

—	To correct clerical errors in the dates appearing on the Reports of the Independent Registered Public Accounting Firms, filed in respect of the Company’s Consolidated Financial Statements for the three years ended December 31, 2007 (the “Financial Statements”). The filed copies of both of the said Reports had been incorrectly dated “2007” instead of “2008".

—	To amend the text of Report of Ziv Haft, Independent Registered Public Accounting Firm, filed in respect of the Financial Statements, in order to correct a clerical error that had inadvertently referred to certain subsidiaries instead of just one subsidiary as having been audited by another auditor, and to make it clear that Ziv Haft had only relied upon the audit report of the other auditor with regard to the balance sheet and profit and loss account of such subsidiary and not with regard to the preparation of the consolidated statements of changes in shareholders’ equity and cash flows.

This Amendment No. 2 consists of: a cover page; this explanatory note; Items 8, 15T, 18 and 19 (each, as amended); a reference to the Registrant’s consolidated financial statements; the signature page; amended Reports of two Independent Registered Public Accounting Firms; the index to exhibits and the accompanying exhibits, including the required certifications of the principal executive officer and principal financial officer of the Registrant.

Other than as expressly set forth herein, this Amendment No. 2 does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment No. 2 reflect any events that have occurred after the Annual Report was filed.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The first paragraph under the caption “A.  Consolidated Statements and Other Financial Information “ in Item 8 - Financial Information on page 77 of the Annual Report is replaced in its entirety with the following text:

        The Reports of the Independent Registered Public Accounting Firms in connection with the consolidated financial statements are included in this Amendment No. 2 and appear on pages F-1 and F-3. All other parts of consolidated financial statements and other financial information required by Regulation S-X are included in ~~this~~ the A~~a~~nnual R~~r~~eport beginning with the index on page F-1.

Except as stated above, the remainder of Item 8 is incorporated by reference herein.

ITEM 15T.	CONTROLS AND PROCEDURES

(b) Management’s Annual Report on Internal Control over Financial Reporting

The third paragraph under the caption “(b) Management’s Annual Report on Internal Control over Financial Reporting” in Item 15T – Control and Procedures on page 97 of the Annual Report is replaced in its entirety with the following text:

3

        Our management ~~intended to conduct an~~ completed its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 utilizing alternative evaluation approaches based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework (“COSO”) and guidance set forth in releases of the Securities and Exchange Commission. ~~However,~~ Because we implemented in the second half of 2007~~, we implemented~~ a new company-wide ERP system (SAP), ~~which~~that encompassed a significant portion of our transaction processing and related controls relevant to financial reporting~~.~~ , ~~M~~management concluded that its assessment and evaluation of the effectiveness of our internal control over financial reporting ~~could~~ should not be performed for most key processes until the new ERP system was implemented and stable. As a result, a significant portion of our assessment of internal control over financial reporting did not commence until November 2007 and continued through the date of filing of this annual report. Further, this assessment consisted primarily of the documentation of major processes and an analysis of key control gaps within such major processes, as designed, at those entities deemed to be material. ~~In general, this~~ We based our evaluation ~~was based only~~ on detailed inquiry, observation and walkthroughs. With respect to most processes that were included in our assessment, we were unable to perform all of the formal procedures testing ~~of~~ the effectiveness of controls designed to be in place within such processes by the time this annual report was filed, but, utilizing the alternative evaluation procedures described above, we completed our assessment. It is possible that had we performed our assessment during the reporting period or closer to the balance sheet date we may have found other control deficiencies. Furthermore, had we been able to perform formal testing of control effectiveness as ~~is generally done~~ we had originally intended as part of management’s assessment of controls over financial reporting, it is possible that we may have found control weaknesses or deficiencies in addition to those indicated in this annual report. Nevertheless, management performed sufficient procedures under applicable rules to complete its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007.

Except as stated above, the remainder of Item 15T is incorporated by reference herein.

ITEM 18.	FINANCIAL STATEMENTS

The text of Item 18 – Financial Statements on pages 99 of the Annual Report is replaced in its entirety with the following text:

        The consolidated financial statements and the related notes required by this item are included in this Amendment No. 2 and the A~~a~~nnual R~~r~~eport, as follows: ~~beginning on page F-1.~~

Index to Consolidated Financial Statements	Page
Amendment No. 2

Reports of Independent Auditors and Independent Public Accountants	F-2 and F-3

Annual Report

Consolidated Balance Sheets at December 31, 2007 and 2006	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005	F-6
Consolidated Statements of Changes in Shareholders' Equity (Capital Deficiency) for the Years
Ended December 31, 2007, 2006 and 2005	F-7
Notes to Consolidated Financial Statements	F-8 to F-31

ITEM 19.	EXHIBITS

The exhibits to this Amendment No. 2 are listed below.

Exhibit	Description
1.1	Memorandum of Association, as amended July 26, 2001 (English translation) *B (3.1)
1.2	Articles of Association, as amended and restated December 26, 2007 **
4.(b)1	Lease Agreement dated March 18, 1998 between Skan Group Yokneam Ltd. and Lumenis (English Translation) with respect to the Yokneam, Israel facility *A (10.31)
4.(b)2	Lease Agreement dated September 5, 2006 between Aspen Real Estate Ltd. and Lumenis with respect to the Yokneam, Israel facility *G (4.8)
4.(b)3	Lease dated as of July 19, 2006 between Lumenis, Inc. and HDP Associates, LLC. with respect to the Santa Clara, California facility *G (4.10)
4.(b)4	Lease Agreement dated as of April 25, 2006 between Lumenis and Century East Business Center, L.L.C. with respect to the Salt Lake City facility *G (4.18)
4.(b)5	Lease Agreement dated as of September 27, 2006 between Lumenis and Ascend Realty Investments LLC with respect to the Salt Lake City facility *G (4.19)
4.(b)6	Construction and Lease Agreement dated January 8, 2008 between Industrial Buildings Corporation Ltd. and Lumenis (English Translation) with respect to new Yokneam, Israel facility **
4.(b)7	Letter Agreement with Bank Hapoalim B.M dated June 17, 2003 *D (10.5)
4.(b)8	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Ltd. *D (10.6)
4.(b)9	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Holdings Inc. *D (10.7)
4.(b)10	Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M. *E (10.3)
4.(b)11	Asset Purchase Agreement, dated as of January 1, 2005, by and between Lumenis Inc. and Eclipse Medical, Ltd. and others. (A portion of this exhibit has been omitted and filed separately with the SEC. Confidential treatment has been requested with respect to the omitted portion.) *F (10.1)

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4.(b)12	Purchase Agreement dated as of September 30, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and LM (GP) L.P.*G (4.20)
4.(b)13	Restructuring Agreement dated as of September 29, 2006 between Lumenis and Bank Hapoalim B.M.*G (4.21)
4.(b)14	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 between Lumenis and Bank Hapoalim B.M. *G (4.22)
4.(b)15	Amendment No. 2 to Restructuring Agreement dated June 25, 2008 between Lumenis and Bank Hapoalim B.M. **
4.(b)16	Registration Rights Agreement dated as of December 5, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and Bank Hapoalim B.M. *G (4.23)
4.(b)17	Warrant No. 2 dated December 5, 2006 to purchase 11,658,273 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before June 5, 2007 *G (4.24)
4.(b)18	Warrant No. 4 dated December 5, 2006 to purchase 7,083,333 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before December 5, 2011 *G (4.25)
4.(b)19	Warrant No. 5 dated December 5, 2006 to purchase 8,000,000 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.26)
4.(b)20	Warrant No. 6 dated December 5, 2006 to purchase 1,411,300 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.27)
4.(b)21	Warrant No. 7 dated December 5, 2006 to purchase 11,560,343 ordinary shares issued to LM Partners L.P. on or before June 5, 2007 *G (4.28)
4.(b)22	Warrant No. 8 dated December 5, 2006 to purchase 10,639,875 ordinary shares issued to LM Partners L.P. on or before December 5, 2011 *G (4.29)
4.(c)1	1999 Share Option Plan, as amended April 30, 2003 *I (4.1)
4.(c)2	2000 Share Option Plan, as amended September 30, 2006 *I (4.2)
4.(c)3	Israel 2003 Share Option Plan, as amended May 27, 2003 *C (Exhibit A)
4.(c)4	2007 Share Incentive Plan, as amended September 23, 2007 *H (99.1, Appendix A)
4.(c)5	Form of pre-2006 recapitalization Indemnification Agreement *B (10.7)
4.(c)6	Form of post-2006 recapitalization Indemnification Agreement *G (4.6)
4.(c)7	Lumenis Business Conduct Policy **
4.(c)8	Lumenis Code of Business Ethics for Financial Officers **
8	List of Subsidiaries **
12.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
12.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
12.3	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
12.4	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
12.5	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ***
12.6	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ***
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **
15.~~1~~4	Consent of Ziv Haft, a BDO member firm, independent registered public accounting firm ***
15.~~2~~5	Consent of Blick Rothenberg, independent registered public accounting firm for Lumenis (UK) Limited ***

Note: Parenthetical references following the Exhibit Number of a document relate to the exhibit number under which such exhibit was initially filed.

*A	Incorporated by reference to said document filed as an exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File #000-27572, filed on March 30, 2000.

*B	Incorporated by reference to said document filed as an Exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File #000-27572, filed on April 1, 2002.

5

*C	Incorporated by reference to said document as an Exhibit to the Registrant’s Definitive Proxy Statement for its 2003 Annual Meeting of Shareholders filed under cover of Schedule 14A on April 30, 2003, File #000-27572.

*D	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2003, File #000-27572, filed on August 19, 2003.

*E	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2003, File #000-27572, filed on November 19, 2003.

*F	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 8-K, File #000-27572, filed on January 20, 2005.

*G	Incorporated by reference to said document filed as an exhibit to Registration Statement on Form 20-F, File #0-27572, filed on May 1, 2007.

*H	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 6-K, File #000-27572, furnished on November 21, 2007.

*I	Incorporated by reference to said document filed as an exhibit to a Post-Effective Amendment to a Registration Statement on Form S-8, File #333-14860, filed on April 2, 2008.

**	Filed ~~herewith.~~ with the Form 20-F on June 25, 2008.

(**)	Filed with Amendment No. 1 to the Form 20-F on June 26, 2008.

***	Filed with this Amendment No. 2 to the Form 20-F.

THE CONSOLIDATED FINANCIAL STATEMENTS OF THE REGISTRANT

The text of pages F-2 and F-3 of the Annual Report are replaced in their entirety by pages F-2 and F-3, below, of this Amendment No. 2, but except therefor, the remainder of the Registrant’s consolidated financial statements and related notes included in the Annual Report are incorporated by reference herein.

6

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the Annual Report filed on its behalf.

LUMENIS LTD. By: /s/ Dov Ofer —————————————— Dov Ofer Chief Executive Officer

Date: January 20, 2009

7

Head Office: Amot Bituach House Building B
46-48 Menachem Begin Road, Tel-Aviv 66184
Tel: +972 3 638 6868 Fax: +972 3 639 4320
E-mail: zivhaft@bdo.co.il www.bdo.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
LUMENIS LTD.

We have audited the consolidated balance sheets of Lumenis Ltd. and its subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the balance sheets and profit and loss accounts of a subsidiary  ~~financial statements of certain subsidiaries~~, whose consolidated assets constitute approximately 3.43% and 3.94% of total consolidated assets as of December 31, 2007 and 2006, respectively, and whose consolidated revenues constitute approximately 11.19%, 8.40% and 6.29% of total consolidated revenues for the years ended December 31, 2007, 2006 and 2005, respectively. The balance sheets and profit and loss accounts of that subsidiary ~~financial statements of those subsidiaries~~  were audited by another auditor, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of that subsidiary ~~those subsidiaries~~ is based solely on the reports of the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of another auditor, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006, and the related consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles as applied in the United States of America.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr.)
A BDO member firm

Tel-Aviv, Israel
~~June 25, 2007~~
June 25, 2008

Haifa Tel: 04-8680600, Fax: 04-8620866	Kiryat Shmona Tel: 04-6951389, Fax: 04-6950004
Jerusalem: Tel: o2-6546200, Fax: 02-6526633	Beer Sheva Tel: 08-654432, Fax: 08 6270008

F - 2

BICK ROTHENBERG
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
LUMENIS (UK) LIMITED

We have audited the balance sheets of Lumenis (UK) Limited (the "Company") as of 31 December 2007 and 2006 and the profit and loss account for each of the years in the three-year period ended 31 December 2007 ("the financial statements"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2007 and 2006, and the profit for each of the three years in the period ended 31 December 2007, in conformity with generally accepted accounting principles as applied in the United States of America.

/s/ Blick Rothenberg
Blick Rothenberg
Chartered Accountants & Registered Auditors
12 York Gate
London
NW1 4QS
United Kingdom

~~25 June, 2007~~
25 June, 2008

F - 3

INDEX TO EXHIBITS

Exhibit	Description
1.1	Memorandum of Association, as amended July 26, 2001 (English translation) *B (3.1)
1.2	Articles of Association, as amended and restated December 26, 2007 **
4.(b)1	Lease Agreement dated March 18, 1998 between Skan Group Yokneam Ltd. and Lumenis (English Translation) with respect to the Yokneam, Israel facility *A (10.31)
4.(b)2	Lease Agreement dated September 5, 2006 between Aspen Real Estate Ltd. and Lumenis with respect to the Yokneam, Israel facility *G (4.8)
4.(b)3	Lease dated as of July 19, 2006 between Lumenis, Inc. and HDP Associates, LLC. with respect to the Santa Clara, California facility *G (4.10)
4.(b)4	Lease Agreement dated as of April 25, 2006 between Lumenis and Century East Business Center, L.L.C. with respect to the Salt Lake City facility *G (4.18)
4.(b)5	Lease Agreement dated as of September 27, 2006 between Lumenis and Ascend Realty Investments LLC with respect to the Salt Lake City facility *G (4.19)
4.(b)6	Construction and Lease Agreement dated January 8, 2008 between Industrial Buildings Corporation Ltd. and Lumenis (English Translation) with respect to new Yokneam, Israel facility **
4.(b)7	Letter Agreement with Bank Hapoalim B.M dated June 17, 2003 *D (10.5)
4.(b)8	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Ltd. *D (10.6)
4.(b)9	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Holdings Inc. *D (10.7)
4.(b)10	Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M. *E (10.3)
4.(b)11	Asset Purchase Agreement, dated as of January 1, 2005, by and between Lumenis Inc. and Eclipse Medical, Ltd. and others. (A portion of this exhibit has been omitted and filed separately with the SEC. Confidential treatment has been requested with respect to the omitted portion.) *F (10.1)
4.(b)12	Purchase Agreement dated as of September 30, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and LM (GP) L.P.*G (4.20)
4.(b)13	Restructuring Agreement dated as of September 29, 2006 between Lumenis and Bank Hapoalim B.M.*G (4.21)
4.(b)14	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 between Lumenis and Bank Hapoalim B.M. *G (4.22)
4.(b)15	Amendment No. 2 to Restructuring Agreement dated June 25, 2008 between Lumenis and Bank Hapoalim B.M. **
4.(b)16	Registration Rights Agreement dated as of December 5, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and Bank Hapoalim B.M. *G (4.23)
4.(b)17	Warrant No. 2 dated December 5, 2006 to purchase 11,658,273 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before June 5, 2007 *G (4.24)
4.(b)18	Warrant No. 4 dated December 5, 2006 to purchase 7,083,333 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before December 5, 2011 *G (4.25)
4.(b)19	Warrant No. 5 dated December 5, 2006 to purchase 8,000,000 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.26)
4.(b)20	Warrant No. 6 dated December 5, 2006 to purchase 1,411,300 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.27)
4.(b)21	Warrant No. 7 dated December 5, 2006 to purchase 11,560,343 ordinary shares issued to LM Partners L.P. on or before June 5, 2007 *G (4.28)
4.(b)22	Warrant No. 8 dated December 5, 2006 to purchase 10,639,875 ordinary shares issued to LM Partners L.P. on or before December 5, 2011 *G (4.29)
4.(c)1	1999 Share Option Plan, as amended April 30, 2003 *I (4.1)
4.(c)2	2000 Share Option Plan, as amended September 30, 2006 *I (4.2)
4.(c)3	Israel 2003 Share Option Plan, as amended May 27, 2003 *C (Exhibit A)
4.(c)4	2007 Share Incentive Plan, as amended September 23, 2007 *H (99.1, Appendix A)
4.(c)5	Form of pre-2006 recapitalization Indemnification Agreement *B (10.7)
4.(c)6	Form of post-2006 recapitalization Indemnification Agreement *G (4.6)
4.(c)7	Lumenis Business Conduct Policy **
4.(c)8	Lumenis Code of Business Ethics for Financial Officers **

i

8	List of Subsidiaries **
12.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
12.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
12.3	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
12.4	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
12.5	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ***
12.6	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ***
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **
15.~~1~~4	Consent of Ziv Haft, a BDO member firm, independent registered public accounting firm ***
15.~~2~~5	Consent of Blick Rothenberg, independent registered public accounting firm for Lumenis (UK) Limited ***

Note: Parenthetical references following the Exhibit Number of a document relate to the exhibit number under which such exhibit was initially filed.

*A	Incorporated by reference to said document filed as an exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File #000-27572, filed on March 30, 2000.

*B	Incorporated by reference to said document filed as an Exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File #000-27572, filed on April 1, 2002.

*C	Incorporated by reference to said document as an Exhibit to the Registrant’s Definitive Proxy Statement for its 2003 Annual Meeting of Shareholders filed under cover of Schedule 14A on April 30, 2003, File #000-27572.

*D	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2003, File #000-27572, filed on August 19, 2003.

*E	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2003, File #000-27572, filed on November 19, 2003.

*F	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 8-K, File #000-27572, filed on January 20, 2005.

*G	Incorporated by reference to said document filed as an exhibit to Registration Statement on Form 20-F, File #0-27572, filed on May 1, 2007.

*H	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 6-K, File #000-27572, furnished on November 21, 2007.

*I	Incorporated by reference to said document filed as an exhibit to a Post-Effective Amendment to a Registration Statement on Form S-8, File #333-14860, filed on April 2, 2008.

**	Filed ~~herewith.~~ with the Form 20-F on June 25, 2008.

(**)	Filed with Amendment No. 1 to the Form 20-F on June 26, 2008.

***	Filed with this Amendment No. 2 to the Form 20-F.

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